U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

July 9, 2012

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios
File Nos.: 333-182019
Form N-14 regarding Reorganization of Becker Value Equity Fund, a series of Unified Series Trust into the Becker Value Equity Fund, a series of Professionally Managed Portfolios

Dear Mr. Minore:

This amendment is being filed under Rule 145 under the Securities Act of 1933 (the “1933 Act”) in response to your June 28, 29 and July 3, 2012 oral comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Registration Statement filed on Form N-14 on June 8, 2012 (the “Registration Statement”).  The Registration Statement was filed pursuant to Rule 145 under the 1933 Act for the purpose of moving one existing series of the Unified Series Trust (the “Old Trust”) into a new series of Professionally Managed Portfolios (the “Trust” or “New Trust”).  Specifically, the New Trust is proposing that the Becker Value Equity Fund (the “Existing Fund”), a series of the Old Trust, be reorganized into Becker Value Equity Fund (the “New Fund”), a series of the New Trust.  The Trust is filing this Pre-Effective No. 1 on Form N-14 under Rule 145 to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the Registration Statement.

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that this Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 this day, Monday, July 9, 2012, on behalf of the above-named Fund, be accelerated to become effective on Monday, July 9, 2012.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 be accelerated to Monday, July 9, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust acknowledges that the actions of the SEC or the Staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Trust  from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

1.	Please check the EDGAR “Class Identifier” for the Existing Fund. If necessary, make any corrections prior filing the definitive proxy statement/prospectus.

The Trust has reviewed the Class Identifiers for the Old Trust, requested that corrections be made as necessary and received confirmation that such corrections have been made.

2.
Please include the New Fund’s complete Statement of Additional Information as part of the definitive filing.  Additionally, please address the Staff’s comments regarding (a) adding disclosure concerning the need for a segregated account with respect to reverse repurchase agreements, (b) adding the phrase “or group of industries” to the Fund’s fundamental policy regarding concentration, and (c) clarifying the Fund’s non-fundamental policy regarding illiquid securities that such securities are those that cannot be sold within seven days.

The Trust undertakes to file the New Fund’s Statement of Additional Information as part of the pre-effective amendment filing and has addressed the above comments as requested.

3.	Please add the Existing Fund’s financial statements included in the Semi-Annual Report dated April 30, 2012 to the list of documents incorporated by reference.

The Trust responds by incorporating the Existing Fund’s Semi-Annual Report dated April 30, 2012 and has filed the accompanying pre-effective amendment to the Registration Statement which incorporates the Semi-Annual Report by reference as requested.

4.
The staff observed that the New Fund’s prospectus had removed disclosure related to the Fund’s ability to invest in fixed income securities.  On page 2 of the proxy statement/prospectus, please state whether there are any differences between the two Funds’ portfolio holdings.  If there are no differences, please add a statement to that effect.

The Trust responds by adding the following disclosure to page 2 of the proxy statement/prospectus:

The portfolio holdings of the New Fund are identical to the portfolio holdings of the Existing Fund.  There will be no difference in the manner in which the Fund is managed.  The paragraph discussing fixed income security investments has been deleted from the New Fund since neither the Existing Fund nor the New Fund invest in these securities, other than for temporary defensive purposes, as discussed below in “Temporary Strategies.”

5.	On page 7 of the proxy statement/prospectus, please insert the USBFS address in the table row entitled, “Differences in Selling or Exchanging Shares.”

The Trust responds by inserting the address as requested.

6.
On page 7 of the proxy statement/prospectus, under the heading “Comparison of Principal Risks,” please remove the sentence that states “This discussion is qualified in its entirety by the more extensive discussion of risk factors set forth in the New Fund’s Prospectus and the Statement of Additional Information.”  If necessary, please provide additional discussion to make the disclosure complete.

The Trust responds by removing the sentence as requested.  The Trust also confirms that the disclosure is complete as provided.

7.	If applicable, please add risk disclosure with respect to the Fund’s investments in emerging market securities.

The Trust responds supplementally after confirming with the investment adviser that neither the Existing Fund, nor the New Fund invest in emerging market securities.  Accordingly, no related risk disclosure has been added.

8.
On page 9 of the proxy statement/prospectus under “Comparison of Fees and Expenses,” please remove footnote 2 that states that Other Expenses for the New Fund are estimated for the first year of operations.  Such a statement is not applicable in this case.

The Trust responds by removing the footnote as requested.

9.
Please explain supplementally whether the differences in the Operating Expense Limitation Agreements between the Existing Fund and the New Fund—specifically relating to the Retail Class and Becker’s ability to exclude the Administrative Services Fees from the Agreement—will affect the amount the Becker will be permitted to recoup.

The Trust responds by supplementally explaining that operationally there is no difference between the two Operating Expense Limitation Agreements.  In the case of the Existing Fund, the expense cap for the Retail Class was 0.68% (not including the 0.25% Administrative Services Fee).  In the case of the New Fund, the expense cap for the Retail Class is 0.93% (including the 0.25% Administrative Services Fee).  In no event is Becker entitled to recoup the additional 0.25% difference in expense caps.

10.
Please confirm supplementally that any relevant acquired fund fees and expenses (“AFFE”) and interest expense have been included when calculating the Funds’ Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement) and each Fund’s Expense Example.

The Trust responds by confirming supplementally that all relevant additional expenses, such as AFFE and interest expenses, have been considered when calculating the Funds’ Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement) and each Fund’s Expense Example.

11.
Please provide disclosure comparing the Valuation Policies of the Old Trust and the New Trust.  Please itemize any material differences and state whether those differences will have any impact on the New Fund’s net asset value.

The Trust responds by adding the following disclosure to page 11 of the proxy statement/prospectus:

Comparison of Valuation Procedures

Generally, the procedures by which PMP intends to value the securities of the New Fund are very similar to the procedures used by UST to value the securities of the Existing Fund.  In all cases where a price is not readily available and no other means are available for determining a price, both PMP and UST eventually turn to their fair value procedures for guidance.  Applying PMP’s valuation policies after the Reorganization to the New Fund will not result in material differences in the New Fund’s NAV compared to applying UST’s valuation policies to the Existing Fund prior to the Reorganization.

12.
On page 11 of the proxy statement/prospectus under “Performance Information,” please reverse the order of the S&P 500 Index and the Russell 1000 Value Index within the Average Annual Total Returns table, with the understanding that the S&P 500 Index is considered the primary benchmark and therefore should be listed first.  Additionally, please add a statement as to the purpose for the secondary index as required by the instructions to Form N-1A, Item 4.

The Trust responds by confirming that, per the investment adviser, the Russell 1000 Value Index is and always has been considered the primary benchmark of the Fund.  For that reason, the Russell 1000 Value Index has been listed first.  The S&P 500 Index is reflected to provide broader market perspective.  Accordingly, the Trust has added the following disclosure to the paragraph regarding Performance Information:

The table below shows how the Existing Fund’s average annual total returns compare over time to those of a value-style broad-based securities market index and secondary index provided to offer a broader market perspective.

13.
Please complete the “Capitalization” table on page 11 so that it reflects the numbers as of a date within 30 days of the date of the Proxy Statement/Prospectus.  Additionally, please update the pro forma numbers of the New Fund as if the New Fund were in existence as of the date used to complete the table.

The Trust responds by updating the Capitalization table on page 11 as requested and as shown below.

Capitalization

The following table sets forth the capitalization of the Existing Fund, and on a pro forma basis as of June 26, 2012.  The New Fund will not have any assets until after the Closing is complete, but reflects the amount it would have if the Closing were June 26, 2012.

Fund Capitalization as of June 26, 2012	Net Assets (000 omitted)	Shares Outstanding (000 omitted)	Net Asset Value Per Share

Existing Fund (Retail Class)	$81,577	6,246,828	$13.06
New Fund (Retail Class) (pro forma)	$81,577	6,246,828	$13.06
Existing Fund (Institutional Class)	$44,718	3,421,427	$13.07
New Fund (Institutional Class) (pro forma)	$44,718	3,421,427	$13.07

14.	Please correct references to the future Trust Board meeting—August 13 and 14, 2012 as shown on pages 9 and 12.

The Trust responds by correcting references to the dates as requested.

15.
On page 13 under “Board Considerations,” please clarify that the UST Board, including a majority of the disinterested trustees, and not the Adviser, determined that the Reorganization is in the best interest of shareholders.  Additionally, please consider rewording the phrase that states the Reorganization “may benefit the Existing Fund” and affirmatively state that the “Board determined that the Reorganization would not result in a dilution of shareholders’ interests.”  Finally, please confirm supplementally that all relevant Rule 17a-8 have been considered and reflected as part of the UST Board’s analysis.

The Trust has received confirmation from UST that the UST Board has considered all relevant Rule 17a-8 factors and such factors have been reflected in the Registration Statement as part of the UST Board’s analysis.  The Trust further responds by clarifying the paragraph as requested and shown below:

Board’s Approval

Becker, the investment adviser to the Existing Fund and the New Fund, recommends that the Existing Fund be reorganized as a series of PMP. The Board of ~~the Unified Series Trust (“~~UST~~”)~~ has approved the Reorganization with respect to the E~~e~~xisting ~~Becker Value Equity~~ Fund, ~~of the Unified Series Trust~~ into the New Fund, a new series of ~~Professionally Managed Portfolios~~ (“PMP, subject to shareholder approval~~”)~~.
° ° ° ° ° ° ° °

Board Considerations. The UST Board considered and approved the Reorganization at an in-person meeting held on May 21, 2012. Based upon the recommendation of Becker and the UST Board’s~~its~~ evaluation of the relevant information presented to it, the ~~Board~~Trustees, including all trustees who are not “interested persons” of UST or Becker under the Investment Company Act of 1940 Act (the “1940 Act”), determined that the Reorganization was in the best interests of Fund shareholders for the reasons listed below, and also determined that interests of ~~may benefits~~ the Existing Fund’s ~~and its shareholders and~~ will not be diluted as a result ~~in any dilution of the interests of the shareholders~~ of the ~~Fund~~Reorganization.  The ~~UST~~ PMP Board considered and approved ~~the Reorganization at a special meeting held on May 21, 2012.  In considering and approving~~ the proposed Reorganization at a ~~two sets of~~ meeting~~s~~ held on May 14-15, 2012 ~~and August 13-14, 2012~~, where the PMP Board discussed the anticipated benefits of reorganizing the Becker Value Equity Fund into PMP.  Among other things, the UST Board ~~also~~ reviewed, with the assistance of outside legal counsel, and the PMP Board reviewed with Fund legal counsel, the overall proposal for the Reorganization, the principal terms and conditions of the Reorganization Agreement, including that the Reorganization be consummated on a tax-free basis, and certain other materials provided prior to and during the meeting and at other meetings throughout the past year.  In considering the Reorganization, the UST Board took into account a number of additional factors.  Some of the more prominent considerations are discussed further below.

The UST Board considered the following matters, among others and in no order of priority:

•	Both the Existing and New Funds have an investment objective of achieving long-term capital appreciation and have similar principal investment strategies;

•	The fundamental investment restrictions are identical between the New and Existing Funds;

•	Becker ~~Capital Management~~ personnel that manage the Existing Fund will also manage the New Fund;

•	The management fee for the Existing and New Funds ~~are~~ is identical;

●	The contractual expense limitation that Becker has agreed to maintain for the New Fund is identical to the contractual expense limitation of the Existing Fund;

●
Following the Reorganization, the total operating expense ratio for the New Fund is expected to be the same as that of the Existing Fund based on the Expense Cap being extended through February 28, 2014;

●	The Reorganization, as contemplated by the Reorganization Agreement, will be a tax-free reorganization; ~~and~~

●	The costs of the Reorganization, as contemplated by the Reorganization Agreement, will be borne by Becker;

●	Neither the Existing Fund, nor the New Fund will charge Rule 12b-1 fees; and

●	The interests of current shareholders of the Existing Fund and the New Fund will not be diluted as a result of the Reorganization.

The UST Board received confirmation from Becker and PMP ~~noted~~ that all of ~~these~~ the above conditions had been (or would be) met at the time of the Reorganization.  After consideration of the factors noted above, together with other factors and information considered to be relevant, the UST Board, including a majority of the Independent Trustees, determined that the interests of current shareholders of the Existing Fund will not be diluted as a result of the Reorganization and the Reorganization ~~may~~ is in the best interests of ~~benefit~~ the Existing Fund based on Becker’s assurances that shareholders would benefit from partnering with a third-party service provider that has been in business for nearly 40 years.~~, and~~  A~~a~~ccordingly, the UST Board unanimously approved the Reorganization.  In approving the proposed Reorganization, the Board considered primarily that Becker had come to the conclusion that it is in the best interests of the Existing Fund’s shareholders.

16.	On page 14 of the proxy statement/prospectus under “Federal Income Tax Consequences,” please correct spelling of the word “non-waiverable” to “non-waivable”.

The Trust responds by making the correction as requested.

17.	If applicable, please include a discussion on page 14 about any capital loss carry-forwards the Existing Fund may have and disclose how those will be treated in the New Fund.

The Trust responds by adding disclosure as requested and shown below:

Any capital loss carry-forwards on the date of the Reorganization would be carried over to the New Fund.  Capital losses for tax years beginning on or before December 22, 2010, can be carried forward for eight years as short-term capital losses.  Capital losses for tax years beginning after December 22, 2010, may be carried forward without limitation and are utilized before losses from years beginning on or before December 22, 2010.  The New Fund’s use of such losses is subject to certain limitations.  As of October 31, 2011, the Existing Fund had available for federal tax purposes unused capital loss carry-forwards of $2,731,240, which are available to offset future realized gains.  To the extent that these carry-forwards are used to offset future gains, it is probable that the amount offset will not be distributed to shareholders.  The amount of any capital loss carry-forwards at the Closing Date will depend on the results of investment trading activity through that date.

18.
On page 16, please clarify that Becker has contractually agreed to reduce its fees and/or pay New Fund expenses, not that it “expects” to do so.  Additionally, please add a statement clarifying that the new Operating Expense Limitation Agreement does not “reset” the 3-year recoupment period.

The Trust rephrasing the statement as suggested and reflected below:

Becker ~~expects to~~ has contractually agreed to reduce its fees and/or pay New Fund expenses (excluding the expenses associated with the New Fund’s investment in other investment companies referred to as “Acquired Fund Fees and Expenses,” interest expense in connection with investment activities, taxes and extraordinary expenses) in order to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the Fund to 0.93% and 0.68% of the Fund’s Retail Class shares’ and Institutional Class shares’ average net assets, respectively.  The Expense Caps will remain in effect until at least February 28, 2014.  The Agreement may be terminated at any time by the Board of Trustees upon 60 days’ written notice to the Advisor, or by the Advisor with the consent of the Board.  All fees previously waived can continue to be reimbursed by the Fund under the new contract, provided that it maintains the Existing Fund’s rolling three-year recoupment period (i.e., does not commence a new three-year recoupment period).

19.
On page 18, under “Valuation,” please add a statement, if applicable, that applying the Valuation Policies of the New Trust would not result in any material differences to the New Fund’s net asset value compared to if the Valuation Policies of the Old Trust had been applied.

The Trust added the following sentence to the end of the referenced paragraph:

Applying PMP’s valuation policies after the Reorganization to the New Fund will not result in material differences in the New Fund’s NAV compared to applying UST’s valuation policies to the Existing Fund prior to the Reorganization.

20.
In paragraph 5.6 on page Appendix A-10 (Agreement and Plan of Reorganization), please clarify the parenthetical at the end of the first paragraph.  Please confirm that obtaining a tax opinion is still, in fact, a “non-waivable” condition to the Reorganization.

The Trust has received confirmation from Paul Hastings, LLP, counsel to the Trust, that the tax opinion is indeed a non-waivable condition to the Reorganization.  In consultation with Counsel, the referenced paragraph has been clarified to read as follows:

5.6
The Investment Companies shall have received an opinion of Paul Hastings LLP (“Counsel”) as to the federal income tax consequences mentioned below (“Tax Opinion”). (The receipt of such an opinion is a non-waivable condition to closing.) In rendering the Tax Opinion, Counsel may rely as to factual matters, exclusively and without independent verification, on the representations and warranties made in this Agreement, which Counsel may treat as representations and warranties made to it (that, notwithstanding paragraph 7, shall survive the Closing), and in separate letters, if Counsel requests, addressed to it and any certificates delivered pursuant to paragraph 2.5(b).  The Tax Opinion shall be substantially to the effect that -- based on the facts and assumptions stated therein and conditioned on those representations and warranties’ being true and complete at the Effective Time and consummation of the Reorganization in accordance with this Agreement (without the waiver or modification of any terms or conditions hereof and without taking into account any amendment hereof that Counsel has not approved) -- for federal income tax purposes:

21.	Please state supplementally when the Trust intends to file the final Tax Opinion and Consent.

As provided under Item 17 of the Registration Statement, the Trust undertakes to file an opinion of counsel supporting the tax consequences to shareholders discussed in the proxy statement/prospectus in a post-effective amendment to the Registration Statement.  The Trust clarifies that it intends to file such tax opinion within a reasonable time after the Reorganization currently scheduled for August 24, 2012.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Paul Hastings LLP
Dee Anne Sjögren, Thompson Coburn LLP